

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

July 10, 2009

Via U.S. Mail and Facsimile (802) 867-2468

Sheila G. Corvino
General Counsel
Pipeline Data, Inc.
4400 North Point Parkway
Alpharetta, GA 30022

> **Re:    Pipeline Data, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed June 29, 2009**
> **File No. 000-50611**

Dear Ms. Corvino:

We have reviewed your Revised Preliminary Information Statement and your responses and have the following comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 26, 2009.

General

1.  It appears that you did not provide marked copies of your revised information statement.  Please note that Item 310 of Regulation S-T requires you to file a copy of the document marked to show changes.  In addition, please ensure that you are using the appropriate submission type when filing revisions to your information statement.  Note that the revised preliminary information statement should have been filed using the EDGAR tag "PRER14C."  Please refer to the EDGAR Filer Manual, Volume II, available on our website at http://sec.gov/info/edgar/forms/edgform.pdf .

Corporate Action One, page 1

<u>Exchange of Previously Issued Common Stock and Series A Preferred Stock for Series B Preferred Stock, page 3</u>

2.  We note that in response to prior comment 1 you have included a discussion of the transaction with Pipeline Holdings, LLC regarding the exchange of Series A preferred and common stock for Series B convertible preferred stock.  We further note that the Series B Convertible Preferred includes voting rights whereas the Series A preferred did not.  Please revise your disclosure to include a materially complete discussion of the voting rights associated with the Series B convertible preferred stock.

\*      \*      \*      \*

As appropriate, please amend your filing and respond to these comments within 10 business days.  You should provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please direct all questions to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to me at (202) 551-3457.  If you require further assistance, you may contract Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,


Maryse Mills-Apenteng
Special Counsel